UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
OF THE SECURITIES EXCHANGE ACT OF 1934
For the month of September 2014
Commission File Number: 001-36437

Dorian LPG Ltd.
(Translation of registrant's name into English)

Dorian LPG Ltd., c/o Dorian LPG (USA) LLC
27 Signal Road
Stamford, Connecticut 06902
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐ .
Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐ .
Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 are the unaudited interim condensed consolidated financial statements and management's discussion and analysis of financial condition and results of operations of Dorian LPG Ltd. and its subsidiaries (the "Company"), as of and for the three months ended June 30, 2014.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dorian LPG Ltd.
(registrant)

Dated: September 3, 2014	By:	/s/ Theodore B. Young
Theodore B. Young
Chief Financial Officer

EXHIBIT 1

FORWARD‑LOOKING STATEMENTS
This report contains forward looking statements that involve risks and uncertainties. Where any forward looking statement includes a statement about the assumptions or bases underlying the forward looking statement, we caution that, while we believe these assumptions or bases to be reasonable and made in good faith, assumed facts or bases almost always vary from the actual results, and the differences between assumed facts or bases and actual results can be material, depending upon the circumstances. Where, in any forward looking statement, our management expresses an expectation or belief as to future results, such expectation or belief is expressed in good faith and is believed to have a reasonable basis. We cannot assure you, however, that the statement of expectation or belief will result or be achieved or accomplished. These statements relate to analyses and other information that are based on forecasts of future results and estimates of amounts not yet determinable. These statements also relate to our future prospects, developments and business strategies. Forward looking statements are identified by their use of terms and phrases such as "anticipate," "believe," "could," "estimate," "expect," "intend," "may," "plan," "predict," "project," "will" and similar terms and phrases, including references to assumptions. Forward looking statements involve risks and uncertainties that may cause actual future activities and results of operations to be materially different from those suggested or described in this report. These risks include the risks that are identified in the "Risk Factors" section of our Annual Report on Form 20-F, and also include, among others, risks associated with the following:
•	future operating or financial results;
•	our limited operating history;
•	pending or recent acquisitions, business strategy and expected capital spending or operating expenses;
•	future production of LPG, refined petroleum products and oil prices;
•	infrastructure to support marine transportation of LPG, including pipelines and terminals;
•	competition in the marine transportation industry;
•	oversupply of LPG vessels comparable to ours;
•	future supply and demand for oil and refined petroleum products and natural gas of which LPG is a byproduct;
•	global and regional economic and political conditions;
•	shipping market trends, including charter rates, factors affecting supply and demand and world fleet composition;
•	ability to employ our vessels profitably;
•	our limited number of assets and small number of customers;
•	performance by the counterparties to our charter agreements;
•	termination of our customer contracts;

i

•	delays and cost overruns in vessel construction projects;
•	our ability to incur additional indebtedness under and compliance with restrictions and covenants in our debt agreements;
•	our need for cash to meet our debt service obligations and to pay installments in connection with our newbuilding vessels;
•	our levels of operating and maintenance costs;
•	our dependence on key personnel;
•	availability of skilled workers and the related labor costs;
•	compliance with governmental, tax, environmental and safety regulation;
•	changes in tax laws, treaties or regulations;
•	any non compliance with the U.S. Foreign Corrupt Practices Act of 1977 ("the FCPA"), the U.K. Bribery Act 2010, or other applicable regulations relating to bribery;
•	general economic conditions and conditions in the oil and natural gas industry;
•	effects of new products and new technology in our industry;
•	operating hazards in the maritime transportation industry;
•	adequacy of insurance coverage in the event of a catastrophic event;
•	the volatility of the price of our common shares;
•	our incorporation under the laws of the Republic of the Marshall Islands and the limited rights to relief that may be available compared to other countries, including the United States;
•	our financial condition and liquidity, including our ability to obtain financing in the future to fund capital expenditures, acquisitions and other general corporate activities, the terms of such financing and our ability to comply with covenants set forth in our existing and future financing arrangements; and
•	expectations regarding vessel acquisitions.
Any forward looking statements contained in this report should not be relied upon as predictions of future events. No assurance can be given that the expectations expressed in these forward looking statements will prove to be correct. Actual results could differ materially from expectations expressed in the forward looking statements if one or more of the underlying assumptions or expectations proves to be inaccurate or is not realized. You should thoroughly read this report with the understanding that our actual future results may be materially different from and worse than what we expect. Other sections of this report include additional factors that could adversely impact our business and financial performance. Moreover, we operate in an evolving environment. Some important factors that could cause actual results to differ materially from those in the forward looking statements are, in certain instances, included with such forward looking statements and in "Risk Factors" in our Annual Report on 20-F. Additionally, new risk factors and uncertainties emerge from time to time and it is not possible for our management to predict all risk factors and uncertainties, nor can we assess the impact of all factors on our business or the extent to which any factor, or combination of factors, may cause actual results to differ materially from those contained in any forward looking statements. We qualify all of the forward looking statements by these cautionary statements.
ii

Readers are cautioned not to place undue reliance on the forward looking statements contained in this report, which represent the best judgment of our management. Such statements, estimates and projections reflect various assumptions made by us concerning anticipated results, which are subject to business, economic and competitive uncertainties and contingencies, many of which are beyond our control and which may or may not prove to be correct. We undertake no obligation to update or revise any forward looking statements, whether as a result of new information, future events or otherwise.
iii

Dorian LPG Ltd.
TABLE OF CONTENTS

Unaudited Interim Condensed Consolidated Financial Statements
Unaudited Condensed Consolidated Balance Sheets as of June 30, 2014 and March 31, 2014	2
Unaudited Condensed Consolidated Statement of Operations for the three months ended June 30, 2014	3
Unaudited Condensed Consolidated Statement of Stockholders' Equity for the three months ended June 30, 2014	4
Unaudited Condensed Consolidated Statement of Cash Flows for the three months ended June 30, 2014	5
Notes to Unaudited Condensed Consolidated Financial Statements	6

Management's Discussion and Analysis of Financial Condition and Results of Operations	13

Dorian LPG Ltd.
Unaudited Condensed Consolidated Balance Sheets
 (Expressed in United States Dollars)

	Notes	June 30, 2014	March 31, 2014
Assets
Current assets
Cash and cash equivalents		375,149,323	279,131,795
Restricted cash		30,948,702	30,948,702
Trade receivables, net and accrued revenue		5,827,952	1,966,746
Prepaid expenses and other receivables		592,149	343,047
Due from related parties	3	1,501,397	1,639,497
Inventories		1,502,416	1,058,329
Total current assets		415,521,939	315,088,116
Fixed assets
Vessels, net	4	192,397,888	194,834,866
Vessels under construction	5	385,198,032	323,206,206
Other fixed assets, net		100,298	60,904
Total fixed assets		577,696,218	518,101,976
Other non‑current assets
Deferred charges, net		943,979	2,555,674
Restricted cash		4,500,000	4,500,000
Total assets		998,662,136	840,245,766
Liabilities and Shareholders' equity
Current liabilities
Trade accounts payable		3,450,960	2,401,456
Accrued expenses		3,244,216	2,196,386
Due to related parties	3	330,587	113,465
Deferred income		538,577	554,111
Current portion of long‑term debt		9,612,000	9,612,000
Total current liabilities		17,176,340	14,877,418
Long‑term liabilities
Long‑term debt—net of current portion		117,828,000	119,106,500
Derivative instruments	9	14,095,970	14,062,416
Total long‑term liabilities		131,923,970	133,168,916
Total liabilities		149,100,310	148,046,334
Shareholders' equity
Preferred stock, $.01 par value, 50,000,000 shares authorized, none issued nor outstanding		—	—
Common stock, $.01 par value, 450,000,000 shares authorized, 57,783,494,and 48,365,012 shares issued and outstanding as of June 30, 2014 and March 31, 2014, respectively	6	577,835	483,650
Additional paid‑in‑capital	6	842,482,899	688,881,939
Retained earnings		6,501,092	2,833,843
Total shareholders' equity		849,561,826	692,199,432
Total liabilities and shareholders' equity		998,662,136	840,245,766
The accompanying notes are an integral part of these unaudited consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statement of Operations
 (Expressed in United States Dollars, Except for Share Data)

	Notes	Three months ended June 30, 2014
Revenues	8	15,853,840
Expenses
Voyage expenses		2,785,998
Vessel operating expenses		3,483,123
Management fees—related party	3	1,125,000
Depreciation and amortization		2,466,942
General and administrative expenses		792,506
Total expenses		10,653,569
Operating income		5,200,271
Other income/(expenses)
Interest and finance costs		(178,540)
Interest income		107,355
Loss on derivatives—net	9	(1,388,144)
Foreign currency gain/(loss), net		(73,693)
Total other income/(loss), net		(1,533,022)
Net income		3,667,249
Earnings per common share, basic and diluted	10	0.07
Weighted average number of common shares outstanding, basic and diluted		53,346,160

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statement of Shareholder's Equity
For the three months ended June 30, 2014
(Expressed in United States Dollars, except for share data)

	Number of common shares	Common stock	Additional paid‑in capital	Retained Earnings	Total
Balance, April 1, 2014	48,365,012	483,650	688,881,939	2,833,843	692,199,432
Issuance—April 24, 2014 (refer Note 6)	1,412,698	14,127	25,839,866	—	25,853,993
Issuance—May 13, 2014 (refer Note 6)	7,105,263	71,053	123,423,492	—	123,494,545
Issuance—May 22, 2014 (refer Note 6)	245,521	2,455	4,335,901	—	4,338,356
Restricted Share Award Issuance— June 30, 2014 (refer Note 6)	655,000	6,550	(6,550)	—	—
Net income for the period	—	—	—	3,667,249	3,667,249
Stock-based compensation	—	—	8,251	—	8,251
Balance, June 30, 2014	57,783,494	577,835	842,482,899	6,501,092	849,561,826

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Dorian LPG Ltd.
Unaudited Condensed Consolidated Statement of Cash Flows
(Expressed in United States Dollars)

Three months ended
June 30, 2014
Cash flows from operating activities:
Net income	3,667,249
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	2,466,942
Amortization of financing costs	277,431
Unrealized gain on derivatives	33,555
Stock-based compensation expense	8,251
Unrealized exchange differences on cash and cash equivalents	120,830
Changes in operating assets and liabilities
Trade receivables	(3,861,206)
Prepaid expenses and other receivables	(249,102)
Due from related parties	126,466
Inventories	(444,088)
Trade accounts payable	1,212,529
Accrued expenses and other liabilities	119,249
Due to related parties	217,122
Payments for drydocking costs	(215,318)
Net cash provided by operating activities	3,479,910
Cash flows from investing activities:
Payments for vessels and vessels under construction	(61,193,283)
Payments to acquire other fixed assets	(79,017)
Net cash used in investing activities	(61,272,300)
Cash flows from financing activities:
Repayment of long‑term debt	(1,278,500)
Cash proceeds from common shares issuances	155,830,178
Payments relating to issuance costs	(620,931)
Net cash provided by financing activities	153,930,747
Effects of exchange rates on cash and cash equivalents	(120,830)
Net increase in cash and cash equivalents	96,017,527
Cash and cash equivalents at the beginning of the period	279,131,795
Cash and cash equivalents at the end of the period	375,149,322

The accompanying notes are an integral part of these unaudited consolidated financial statements.

Dorian LPG Ltd.
Notes to Unaudited Condensed Consolidated Financial Statements
(Expressed in United States Dollars)
1. Basis of Presentation and General Information
Dorian LPG Ltd. and its subsidiaries (together "we", "our", "DLPG" or the "Company") was incorporated on July 1, 2013, under the laws of the Republic of the Marshall Islands and is headquartered in the United States and is engaged in the transportation of liquefied petroleum gas ("LPG") worldwide through the ownership and operation of LPG tankers. We are primarily focused on owning and operating very large gas carriers ("VLGCs"), each with a cargo carrying capacity of greater than 80,000 cbm. Our fleet currently consists of five LPG carriers, including one fuel-efficient 84,000 cbm VLGC, three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of eighteen new 84,000 cbm VLGCs at Hyundai Heavy Industries Co., Ltd. ("Hyundai" or "HHI"), and Daewoo Shipping and Marine Engineering Ltd. ("Daewoo"), both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016. We refer to these contracts along with our one fuel-efficient 84,000 cbm VLGC that was delivered in July 2014 as our VLGC Newbuilding Program.
The accompanying unaudited condensed consolidated financial statements and related notes (the "Financial Statements") have been prepared in accordance with generally accepted accounting principles in the United States of America ("GAAP") for interim financial information. Accordingly, they do not include all of the information and footnotes required by GAAP for complete financial statements. In our opinion, all adjustments, consisting of normal recurring items, necessary for a fair presentation of financial position, operating results and cash flows have been included in the Financial Statements. The Financial Statements should be read in conjunction with the audited consolidated financial statements and related notes for the period ended March 31, 2014 included in the Dorian LPG Ltd. Annual Report on Form 20-F.
Our quarterly results are subject to seasonal and other fluctuations, and the operating results for any quarter are therefore not necessarily indicative of results that may be otherwise expected for the entire year.
Our subsidiaries as of June 30, 2014 which are all wholly-owned and are incorporated in Republic of the Marshall Islands (unless otherwise noted) are listed below.

Vessel Owning Subsidiaries
Subsidiary	Acquisition Date	Type of vessel(2)	Vessel's name	Built	CBM(1)
CNML LPG Transport LLC	July 29, 2013	VLGC	Captain Nicholas ML	2008	82,000
CJNP LPG Transport LLC	July 29, 2013	VLGC	Captain John NP	2007	82,000
CMNL LPG Transport LLC	July 29, 2013	VLGC	Captain Markos NL	2006	82,000
Grendon Tanker LLC	July 29, 2013	PGC	LPG Grendon	1996	5,000
Newbuild Vessel Owning Subsidiaries
Subsidiary	(Vessel's Name)	Acquisition Date	Type of vessel(2)	Hull number	Estimated vessel delivery date	CBM(1)
SeaCor LPG I LLC (Comet)		July 29, 2013	VLGC	2656	July 2014	84,000
SeaCor LPG II LLC (Corsair)		July 29, 2013	VLGC	2657	August 2014	84,000
Corvette LPG Transport LLC		July 29, 2013	VLGC	2658	December 2014	84,000
Dorian Shanghai LPG Transport LLC (Cougar)		November 26, 2013	VLGC	S749	April 2015	84,000
Dorian Houston LPG Transport LLC (Cobra)		November 26, 2013	VLGC	S750	April 2015	84,000
Dorian Sao Paulo LPG Transport LLC (Continental)		November 26, 2013	VLGC	S753	June 2015	84,000
Dorian Ulsan LPG Transport LLC (Constitution)		November 26, 2013	VLGC	S755	June 2015	84,000
Concorde LPG Transport LLC		February 12, 2014	VLGC	2660	June 2015	84,000
Dorian Amsterdam LPG Transport LLC (Commodore)		November 26, 2013	VLGC	S751	July 2015	84,000
Dorian Dubai LPG Transport LLC (Cresques)		November 26, 2013	VLGC	2336	August 2015	84,000
Dorian Monaco LPG Transport LLC (Cheyenne)		November 26, 2013	VLGC	S756	September 2015	84,000
Constellation LPG Transport LLC		February 12, 2014	VLGC	2661	September 2015	84,000
Dorian Geneva LPG Transport LLC (Cratis)		November 26, 2013	VLGC	2337	October 2015	84,000
Dorian Barcelona LPG Transport LLC (Clermont)		November 26, 2013	VLGC	S752	September 2015	84,000
Dorian Cape Town LPG Transport LLC (Chaparral)		November 26, 2013	VLGC	S754	October 2015	84,000
Dorian Tokyo LPG Transport LLC (Copernicus)		November 26, 2013	VLGC	2338	November 2015	84,000
Commander LPG Transport LLC		February 12, 2014	VLGC	2662	November 2015	84,000
Dorian Explorer LPG Transport LLC (Challenger)		November 26, 2013	VLGC	S757	December 2015	84,000
Dorian Exporter LPG Transport LLC (Caravel)		November 26, 2013	VLGC	S758	January 2016	84,000

Management Subsidiaries
Subsidiary		Incorporation Date
Dorian LPG Management Corp		July 2, 2013
Dorian LPG (USA) Ltd (incorporated in USA)		July 2, 2013
Dorian LPG (UK) Ltd (incorporated in UK)		November 18, 2013

Dormant Subsidiaries
Subsidiary		Incorporation Date
Capricorn LPG Transport LLC		November 15, 2013
Comet LPG Transport LLC		November 11, 2013
Constitution LPG Transport LLC		February 17, 2014
Corsair LPG Transport LLC		June 24, 2013
______________________
(1)	CBM: Cubic meters, a standard measure for LPG tanker capacity.
(2)	Very Large Gas Carrier ("VLGC"), Pressurized Gas Carrier ("PGC")

2. Significant Accounting Policies

The same accounting policies have been followed in these unaudited interim condensed consolidated financial statements as were applied in the preparation of our audited financial statements for the period ended March 31, 2014 (see Note 2 of the our consolidated financial statements for the period ended March 31, 2014 included in our Annual Report on Form 20-F for the period ended March 31, 2014).

There are no recent accounting pronouncements, other than those disclosed in our audited financial statements for the period ended March 31, 2014, for which the adoption of would have a material effect on our unaudited interim condensed consolidated financial statements in the current period or expected to have an impact on future periods.

3.  Transactions with Related Parties
 We outsourced the technical and commercial management of our vessels to Dorian (Hellas), S.A. ("Dorian Hellas" or the "Manager"), a related party, for the three months ended June 30, 2014, pursuant to management agreements entered into by each vessel owning subsidiary on July 26, 2013, as amended. Management fees related to these agreements for the three months ended June 30, 2014 amounted to $1,125,000 and are presented in Management fees‑related party. The amounts due to/from related parties represent amounts due to/from the Manager relating to payments made by the Manager on behalf of us relating to vessels operations, fees due to the Manager for services rendered, net of amounts transferred to the Manager.
Additionally, a fixed monthly fee of $15,000 per hull is payable to the Manager for pre‑delivery services provided during the period from July 29, 2013 until the date of delivery of each newbuilding. Management fees related to the pre‑delivery services for the three months ended June 30, 2014 amounted to $855,000 and were capitalized and presented in vessels under construction.
As of July 1, 2014, vessel management services for our fleet was transferred from the Manager and is now provided through our wholly owned subsidiaries Dorian LPG (USA) LLC, Dorian LPG (UK) Ltd and Dorian LPG Management Corp., incorporated in Delaware, the United Kingdom and the Republic of the Marshall Islands, respectively.
4.  Vessels, Net
	Vessel cost	Accumulated depreciation	Net book Value
Balance, March 31, 2014	201,390,135	(6,555,269)	194,834,866
Depreciation	—	(2,436,978)	(2,436,978)
Balance, June 30, 2014	201,390,135	(8,992,247)	192,397,888
Our VLGC vessels, with a carrying value of $186.4 million as of June 30, 2014, are first‑priority mortgaged as collateral. No impairment loss was recorded for the three months presented.
5.  Vessels Under Construction

Vessels Under Construction
Balance, March 31, 2014	323,206,206
Installment payments to shipyards	59,460,130
Other capitalized expenditures	1,786,031
Capitalized interest	745,665
Balance, June 30, 2014	385,198,032

The installment payments to the shipyards, totaling $59.5 million, represent scheduled payments we made to the shipyards for the three months ended June 30, 2014. Other capitalized expenditures represent fees paid to our Manager of $0.9 million and to third party vendors of $0.9 million for supervision fees and other newbuilding pre‑delivery costs including engineering and technical support, liaising with the shipyard, and ensuring key suppliers are integrated into the production planning process.
6.  Common Stock
On April 25, 2014, we completed a private placement of 1,412,698 common shares with a strategic investor at a price of NOK 110.00 or USD 18.40 based upon the exchange rate on April 24, 2014, which represents approximately $26.0 million in gross proceeds not including closing fees.
On May 13, 2014, we completed an initial public offering of 7,105,263 common shares on the New York Stock Exchange at a price of $19.00 per share, or $135.0 million in gross proceeds not including underwriting fees or closing costs. The shares began trading on the New York Stock Exchange on May 8, 2014 under the ticker symbol "LPG".
On May 22, 2014, we completed the issuance of 245,521 common shares related to the overallotment exercise by the underwriters of our initial public offering at a price of $19.00 per share, or $4.7 million in gross proceeds not including underwriting fees or closing costs.
On June 25, 2014, we completed the exchange offer of unregistered common shares that we previously issued in our prior equity private placement, other than the common shares owned by our affiliates, for 15,528,507 common shares that have been registered under the Securities Act of 1933, as amended, the complete terms and conditions of which were set forth in a prospectus dated May 8, 2014 and the related letter of transmittal.
On June 30, 2014, 655,000 shares of restricted stock were granted and issued to certain of our officers under the equity incentive plan (see Note 7 for further discussion regarding stock-based compensation).
7.  Stock-Based Compensation Plans
In April 2014, we adopted an equity incentive plan, which we refer to as the Equity Incentive Plan, under which we expect that directors, officers, and employees (including any prospective officer or employee) of the Company and its subsidiaries and affiliates, and consultants and service providers to (including persons who are employed by or provide services to any entity that is itself a consultant or service provider to) the Company and its subsidiaries and affiliates, as well as entities wholly‑owned or generally exclusively controlled by such persons, may be eligible to receive non‑qualified stock options, stock appreciation rights, stock awards, restricted stock units and performance compensation awards that the plan administrator determines are consistent with the purposes of the plan and the interests of the Company. We have reserved 2,850,000 of our common shares for issuance under the Equity Incentive Plan, subject to adjustment for changes in capitalization as provided in the Equity Incentive Plan in April 2014. The plan is administered by our compensation committee. For more information relating to the terms of our Equity Incentive Plan, please see the section entitled Equity Incentive Plan in Item 6. Directors, Senior Management and Employees – B. Compensation included in our Annual Report on Form 20-F for the period ended March 31, 2014.
On June 30, 2014, we granted 655,000 shares of restricted stock to certain of our officers. One-third of these restricted shares vest three years after grant date, one-third vest four years after grant date, and one-third vest five years after grant date. The restricted shares were valued at their fair market value on their grant date and are expensed on a straight-line basis over five years. Unrecognized compensation cost as of June 30, 2014 is $15.1 million and will be recognized over the remaining weighted average life of 5 years.

A summary of the activity of our restricted shares as of June 30, 2014 and changes during the three months then ended, is as follows:

Restricted Share Awards	Number of Shares	Weighted-Average Grant-Date Fair Value
Unvested as of March 31, 2014	—	$—
Granted	655,000	22.99
Unvested as of June 30, 2014	655,000	$22.99

8.  Revenues
Revenues comprise the following for the three months ended June 30, 2014:
Time charter revenue	7,374,365
Voyage charter revenue	7,180,101
Other revenue	1,299,374
Total	15,853,840

Included in time charter revenue is $3,150,000, representing the profit‑sharing element of the time charter agreements. Other revenue represents demurrage income and income from charterers relating to reimbursement of expenses such as costs for security guards and war risk insurance.
9.   Derivatives and Financial Instruments
Our principal financial assets consist of cash and cash equivalents, amounts due from related parties and trade accounts receivable. Our principal financial liabilities consist of long‑term bank loan, interest rate swaps, accounts payable, amounts due to related parties and accrued liabilities.
(a)            Interest rate risk:  Our long‑term bank loan is based on LIBOR and hence we are exposed to movements in LIBOR. We entered into interest rate swap agreements in order to hedge our variable interest rate exposure.
(b)          Concentration of credit risk:  Financial instruments, which potentially subject us to significant concentrations of credit risk, consist principally of trade accounts receivable, amounts due from related parties, cash and cash equivalents. We limit our credit risk with accounts receivable by performing ongoing credit evaluations of our customers' financial condition and generally do not require collateral for our trade accounts receivable. We place our cash and cash equivalents, with highly-rated financial institutions.
(c)            Fair value:  The carrying values of trade accounts receivable, amounts due from related parties, cash and cash equivalents, accounts payable, amounts due to related parties and accrued liabilities are reasonable estimates of their fair value due to the short‑term nature of these financial instruments. The fair value of long‑term bank loan approximates recorded value due to its variable interest rate, being LIBOR, which is observable at commonly quoted intervals for the full terms of the loan. Therefore, the long‑term bank loan is considered a Level 2 item in accordance with the fair value hierarchy.
We use interest rate swaps for the management of interest rate risk exposure. The interest rate swaps effectively convert our debt from a floating to a fixed rate. To hedge our exposure to changes in interest rates we are a party to five floating‑to‑fixed interest rate swaps with RBS. Interest rate swaps are stated at fair value, which is determined using a discounted cash flow approach based on market‑based LIBOR swap yield rates. LIBOR swap rates are observable at commonly quoted intervals for the full terms of the swaps and therefore are considered Level 2 items in accordance with the fair value hierarchy. The fair value of the interest rate swap agreements approximates the amount that we would have to pay for the early termination of the agreements.

Tabular disclosure of financial derivatives is as follows:
		June 30, 2014
Derivatives not designated as hedging instruments	Balance sheet Location	Asset derivatives	Liability derivatives
Interest rate swap agreements	Long-term liabilities—Derivatives instruments	—	14,095,970

The effect of derivative instruments on the consolidated statement of operations for the three months ended June 30, 2014 is as follows:
Derivatives not designated as hedging instruments	Location of gain/(loss) recognized	Three months ended June 30, 2014
Interest Rate Swap—Change in fair value	Loss on derivatives—net	(33,554)
Interest Rate Swap—Realized loss	Loss on derivatives—net	(1,354,590)
Loss on derivatives—net		(1,388,144)

As of June 30, 2014, no fair value measurements for assets or liabilities under Level 1 or Level 3 were recognized in our consolidated balance sheets. We did not have any other assets or liabilities measured at fair value on a nonrecurring basis during the three months ended June 30, 2014.
10.  Earnings Per Share ("EPS")
Basic EPS represents net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period. Diluted EPS represent net income attributable to common shareholders divided by the weighted average number of common shares outstanding during the measurement period while also giving effect to all potentially dilutive common shares that were outstanding during the period.
The calculations of basic and diluted EPS for the three months ended June 30, 2014 were as follows:

In U.S. dollars except share data
Numerator:
Net income	$3,667,249
Denominator:
Weighted average number of common shares outstanding, basic	53,346,160
Effect of dilutive potential basic shares related to restricted stock	—
Weighted average number of common shares outstanding, diluted	53,346,160
EPS:
Basic and diluted	$0.07

Diluted shares reflect the potential dilution that could occur from restricted stock awards using the treasury stock method.
11. Commitments and Contingencies
Commitments under Newbuilding Contracts
As of June 30, 2014, we had commitments under shipbuilding contracts for nineteen newbuildings. We expect to settle these commitments as follows:
Twelve months ended June 30, 2015	555,483,855
Twelve months ended June 30, 2016	553,705,975
Total	1,109,189,830

Other
From time to time we expect to be subject to legal proceedings and claims in the ordinary course of business, principally personal injury and property casualty claims. Such claims, even if lacking in merit, could result in the expenditure of significant financial and managerial resources. We are not aware of any claim, which is reasonably possible and should be disclosed or probable and for which a provision should be established in the accompanying interim condensed consolidated financial statements.
12.  Subsequent Events
On July 25, 2014, we took delivery of our first vessel under the VLGC Newbuilding Program, the Comet, from Hyundai Heavy Industries Co. Ltd., which began a five-year time charter with Shell on July 25, 2014 at a charter rate of $945,000 per month.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Overview
We are a Marshall Islands corporation headquartered in the United States and primarily focused on owning and operating VLGCs, each with a cargo‑carrying capacity of greater than 80,000 cbm. Our fleet consists of four LPG carriers, including three 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel, which we refer to collectively as our Initial Fleet and a new 84,000 cbm VLGC constructed by Hyundai delivered in July 2014. We have newbuilding contracts for the construction of eighteen new 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016. We refer to these contracts as our VLGC Newbuilding Program.
Our principal shareholders include Scorpio Tankers (NYSE:STNG); SeaDor Holdings, an affiliate of SEACOR Holdings Inc. (NYSE:CKH); Kensico Capital Management and Dorian Holdings which own 16.3%, 16.1% 13.9% and 9.8%, respectively, of our total shares outstanding as of September 2, 2014. Each are represented on our board of directors, own a substantial ownership interest in our outstanding common shares and have the ability to exert significant influence over our operations.
Our customers historically have included global energy companies such as Statoil and Shell, commodity traders such as Petredec, and industrial users. We intend to pursue a balanced chartering strategy by employing our vessels on a mix of multi‑year time charters, some of which may include a profit‑sharing component, and spot market voyages and shorter‑term time charters. While two of our vessels are currently on time charters that are set to expire in 2014, we have chartered our first newbuilding, the Comet, as well as the Captain Markos NL, to Shell for five years beginning on July 25, 2014 and on or about November 1, 2014, respectively.
Recent Developments
On July 25, 2014, we took delivery of our first vessel under the VLGC Newbuilding Program, the Comet, from Hyundai Heavy Industries Co. Ltd., which began a five-year time charter with Shell on July 25, 2014.
Selected Financial Data
The following table presents selected financial data and other data of Dorian LPG Ltd. As of June 30, 2014 and should be read in conjunction with our interim condensed consolidated financial statements and other financial information appearing and referred to elsewhere in this report.

For the three months ended June 30, 2014
(in U.S. dollars, except fleet data)
Statement of Operations Data
Revenues	$15,853,840
Expenses
Voyage expenses	2,785,998
Vessel operating expenses	3,483,123
Management fees‑related party	1,125,000
Depreciation and amortization	2,466,942
General and administrative expenses	792,506
Total expenses	10,653,569
Operating income	5,200,271
Other income/(expenses)
Interest and finance costs	(178,540)
Interest income	107,355
Loss on derivatives-net	(1,388,144)
Foreign currency loss-net	(73,693)
Total other income/(loss), net	(1,533,022)
Net income	$3,667,249
Earnings per common share, basic and diluted	$0.07
Other Financial Data
Adjusted EBITDA(1)	$7,700,875
Fleet Data
Calendar days(2)	364
Available days (3)	364
Operating days(4)	333
Fleet utilization(5)	91.5%
Average Daily Results
Time charter equivalent rate(6)	$39,243
Daily vessel operating expenses(7)	$9,569

	As of June 30, 2014	As of March 31, 2014
	(in U.S. dollars)
Balance Sheet Data
Cash and cash equivalents	$375,149,323	$279,131,795
Restricted cash, current	30,948,702	30,948,702
Restricted cash, non‑current	4,500,000	4,500,000
Total assets	998,662,136	840,245,766
Current portion of long-term debt	9,612,000	9,612,000
Long-term debt – net of current portion	117,828,000	119,106,500
Total liabilities	149,100,310	148,046,334
Total shareholders' equity	849,561,826	692,199,432

_____________________________________________________________________________
(1)
Adjusted EBITDA represents net income before interest and finance costs, loss on derivatives-net and depreciation and amortization and is used as a supplemental financial measure by management to assess our financial and operating performance. We believe that adjusted EBITDA assists our management and investors by increasing the comparability of our performance from period to period. This increased comparability is achieved by excluding the potentially disparate effects between periods, and depreciation and amortization expense, which items are affected by various and possibly changing financing methods, capital structure and historical cost basis and which items may significantly affect net income between periods. We believe that including adjusted EBITDA as a financial and operating measure benefits investors in selecting between investing in us and other investment alternatives.

Adjusted EBITDA has certain limitations in use and should not be considered an alternative to net income, operating income, cash flow from operating activities or any other measure of financial performance presented in accordance with U.S. GAAP. Adjusted EBITDA excludes some, but not all, items that affect net income. Adjusted EBITDA as presented below may not be computed consistently with similarly titled measures of other companies and, therefore might not be comparable with other companies.
The following table sets forth a reconciliation of net income to Adjusted EBITDA (unaudited) for the periods presented:
For the three months ended June 30, 2014
(in U.S. dollars)
Net income	$3,667,249
Interest and finance costs	178,540
Loss on derivatives-net	1,388,144
Depreciation and amortization	2,466,942
Adjusted EBITDA	$7,700,875

(2)
We define calendar days as the total number of days in a period during which each vessel in our fleet was owned. Calendar days are an indicator of the size of the fleet over a period and affect both the amount of revenues and the amount of expenses that are recorded during that period.

(3)
We define available days as calendar days less aggregate off‑hire days associated with scheduled maintenance, which include major repairs, drydockings, vessel upgrades or special or intermediate surveys. We use available days to measure the aggregate number of days in a period that our vessels should be capable of generating revenues.

(4)
We define operating days as available days less the aggregate number of days that our vessels are off‑hire for any reason other than scheduled maintenance. We use operating days to measure the number of days in a period that our operating vessels are on hire.

(5)
We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. An increase in non‑scheduled off‑hire days would reduce our operating days, and therefore, our fleet utilization. We use fleet utilization to measure our ability to efficiently find suitable employment for our vessels.

(6)
Time charter equivalent rate, or "TCE rate", is a measure of the average daily revenue performance of a vessel. TCE rate is a shipping industry performance measure used primarily to compare period‑to‑period changes in a shipping company's performance despite changes in the mix of charter types (such as time charters, voyage charters) under which the vessels may be employed between the periods. Our method of calculating TCE rate is to divide revenue net of voyage expenses by operating days for the relevant time period.

(7)	Daily vessel operating expenses are calculated by dividing vessel operating expenses by calendar days for the relevant time period.

Our Fleet
Our operating fleet currently consists of five LPG carriers, including one fuel-efficient 84,000 cbm VLGC, three modern 82,000 cbm VLGCs and one pressurized 5,000 cbm vessel. In addition, we have newbuilding contracts for the construction of eighteen new fuel‑efficient 84,000 cbm VLGCs at Hyundai and Daewoo, both of which are based in South Korea, with scheduled deliveries between September 2014 and January 2016.
Each of our newbuildings will be an ECO‑design vessel incorporating advanced fuel efficiency and emission‑reducing technologies. Upon completion of our VLGC Newbuilding Program in January 2016, 100% of our VLGC fleet will be operated as sister ships and the average age of our VLGC fleet will be approximately 1.6 years, while the average age of the current worldwide VLGC fleet is approximately 10 years.
The following table sets forth certain information regarding our vessels as of September 2, 2014:
	Capacity (Cbm)	Shipyard	Sister Ships	Year Built/ Scheduled Delivery(1)	ECO Vessel(2)	Charterer	Charter Expiration(1)
OPERATING FLEET
VLGC
Captain Nicholas ML(3)	82,000	Hyundai	A	2008	—	Spot	—
Captain John NP(3)	82,000	Hyundai	A	2007	—	Spot	—
Captain Markos NL(3)(4)	82,000	Hyundai	A	2006	—	Statoil	Q4 2014
						Shell	Q4 2019
Comet(5)	84,000	Hyundai	B	2014	X	Shell	Q4 2019

Small Pressure
Grendon	5,000	Higaki		1996	—	Spot	—
NEWBUILDING VLGCs
Corsair(6)	84,000	Hyundai	B	Q3 2014	X	—	—
Corvette	84,000	Hyundai	B	Q4 2014	X	—	—
Cougar	84,000	Hyundai	B	Q2 2015	X	—	—
Cobra	84,000	Hyundai	B	Q2 2015	X	—	—
Continental	84,000	Hyundai	B	Q2 2015	X	—	—
Concorde	84,000	Hyundai	B	Q2 2015	X	—	—
Constitution	84,000	Hyundai	B	Q2 2015	X	—	—
Commodore	84,000	Hyundai	B	Q3 2015	X	—	—
Constellation	84,000	Hyundai	B	Q3 2015	X	—	—
Cresques	84,000	Daewoo	C	Q3 2015	X	—	—
Cheyenne	84,000	Hyundai	B	Q4 2015	X	—	—
Clermont	84,000	Hyundai	B	Q4 2015	X	—	—
Chaparral	84,000	Hyundai	B	Q4 2015	X	—	—
Commander	84,000	Hyundai	B	Q4 2015	X	—	—
Cratis	84,000	Daewoo	C	Q4 2015	X	—	—
Copernicus	84,000	Daewoo	C	Q4 2015	X	—	—
Challenger	84,000	Hyundai	B	Q1 2016	X	—	—
Caravel	84,000	Hyundai	B	Q1 2016	X	—	—
Total	1,847,000

_____________________
(1)	Represents calendar year quarters.

(2)	Represents vessels with very low revolutions per minute, long‑stroke, electronically controlled engines, larger propellers, advanced hull design, and low friction paint.

(3)	Restricted cash of $4.5 million pledged against these VLGCs as of June 30, 2014. Each of the vessels is secured and cross-collateralized by first priority mortgages.

(4)
Currently on time charter at a base rate of $500,000 per month and a 100% profit share based on average spot market rates between the base rate of $500,000 per month and a maximum rate of $1,050,000 per month. Commencing on or about November 1, 2014, on time charter to Shell at a rate of $850,000 per month for a period of 5 years.

(5)	Delivered on July 25, 2014 and on time charter beginning July 25, 2014 at a rate of $945,000 per month.

(6)	Restricted cash of $30.9 million pledged against this vessel as of June 30, 2014. The vessel will be mortgaged as security upon delivery.

Results of Operations – For the three months ended June 30, 2014
Revenues
Revenues of $15.9 million for the three months ended June 30, 2014 represent charter hire and voyage charters earned for our three VLGC vessels and our pressurized 5,000 cbm vessel. Revenues from the Captain John NP, which operated in the spot market, amounted to $8.3 million, or a time charter equivalent ("TCE)" rate of $64,340, for the three months ended June 30, 2014. Revenues from time charter hire earned for our two VLGC vessels and the Grendon amounted to $7.6 million, of which $3.2 million represented profit sharing. The Grendon, which ended its time charter at the end of May 2014, had $0.6 million of revenues and 60 operating days for the three months ended June 30, 2014.
Voyage Expenses
Voyage expenses were approximately $2.8 million during the three months ended June 30, 2014. Voyage expenses mainly related to bunkers of $2.1 million, port charges of $0.2 million, brokers' commissions of $0.2 million, security costs of $0.2 million, and other voyage expenses of $0.1 million.
Vessel Operating Expenses
Vessel operating expenses are influenced by the age and size of the vessel, the condition of the vessel and other factors, as discussed above. Vessel operating expenses were approximately $3.5 million during the three months ended June 30, 2014, or $9,569 per vessel per calendar day, which is calculated by dividing vessel operating expenses by calendar days for the relevant time period. This included approximately $0.4 million relating to training of additional crew on our operating VLGC fleet in anticipation of newbuilding deliveries. The Grendon, which ended its time charter at the end of May 2014, had $0.6 million of vessel operating expenses and 60 operating days for the three months ended June 30, 2014.
Management Fees—related party
Management fees expensed for the three months ended June 30, 2014 represent fees charged by Dorian (Hellas) amounting to approximately $1.1 million, representing $93,750 per vessel per month in accordance with our management agreement entered into with Dorian (Hellas). The management fees are charged on a monthly basis per vessel and the total fees are affected by the number of vessels in our fleet. Beginning July 1, 2014, we ceased to incur management fees-related party, as a result of the completion of the management transition described in "Item 7. Major Shareholders and Related Party Transactions-B. Related Party Transactions," in our Annual Report on Form 20-F.

Depreciation and Amortization
Depreciation and amortization was approximately $2.5 million for the three months ended June 30, 2014 and mainly relates to depreciation expense for our operating vessels.
General and Administrative Expenses
General and administrative expenses were approximately $0.8 million for the three months ended June 30, 2014 and represent expenses not covered under our management agreement with Dorian (Hellas) including expenses related to audit and accounting fees, professional and legal fees and investor relations.
Interest and Finance Costs
Interest and finance costs amounted to approximately $0.2 million for the three months ended June 30, 2014. The interest and finance costs consisted of interest incurred on our long-term debt of $0.6 million, and amortization of financing costs of $0.3 million, less capitalized interest of $0.7 million. The average indebtedness during the three months ended June 30, 2014 was $128.1 million and the outstanding balance of our long‑term debt as of June 30, 2014 was $127.4 million.
Interest Income
Interest income amounted to approximately $0.1 million for the three months ended June 30, 2014 derived from short term bank deposits.
Loss on Derivatives—net
Loss on derivatives—net, amounted to approximately $1.4 million for three months ended June 30, 2014. The net loss on derivatives was primarily comprised of a realized loss of $1.4 million.
Foreign currency loss
Foreign currency loss amounted to approximately $0.1 million for the three months ended June 30, 2014, and comprised mainly of unrealized losses of $0.1 million from cash held in Norwegian Krone.
Liquidity and Capital Resources
Our business is capital intensive, and our future success depends on our ability to maintain a high‑quality fleet through the commissioning of additional newbuildings and the acquisition of modern VLGCs. These investments will be principally subject to our expectation of future market conditions as well as our ability to acquire vessels on favorable terms. As of June 30, 2014, we had cash and cash equivalents of $375.1 million and current and non‑current restricted cash of $35.4 million.
Our primary sources of capital during the three months ended June 30, 2014 were the net proceeds from the initial public offering of our common stock in May 2014 which amounted to approximately $123.5 million, after the deduction of underwriting discounts and commissions and expenses payable by us, the overallotment exercise by the underwriters of our initial public offering in May 2014, which amounted to approximately $4.3 million, after the deduction of underwriting discounts and commissions and expenses payable by us, and a private placement of our common stock in April 2014, which amounted to approximately $25.9 million, after the deduction of underwriting discounts and commissions and expenses payable by us. We used a portion of the proceeds of the initial public offering and the private placement to make progress payments for our VLGCs under construction and for working capital purposes. As of June 30, 2014, we had total outstanding indebtedness of $127.4 million which was assumed from our predecessor as part of the acquisition of our VLGC vessels, of which $9.6 million is scheduled to be repaid within the next twelve months.

In addition to operating expenses and financing costs, our medium‑term and long‑term liquidity needs primarily relate to contractual commitments to build nineteen VLGCs at shipyards as of June 30, 2014, with delivery dates between July 2014 and January 2016.
As part of our growth strategy, we will continue to consider strategic opportunities, including the acquisition of additional vessels. We may choose to pursue such opportunities through internal growth or joint ventures or business acquisitions. We intend to finance any future acquisitions through various sources of capital, including credit facilities, debt borrowings and future equity offerings.
We expect to finance the remaining payments amounting to $1.0 billion as of September 2, 2014 for the eighteen VLGCs to be delivered between September 2014 and January 2016 from available cash through previously issued equity to private investors, the net proceeds of our public offering and public offering overallotment on May 13, 2014 and May 22, 2014, respectively, borrowings under new credit facilities currently being negotiated with banks, or debt/equity offerings. We intend to finance the VLGC to be delivered in September 2014 entirely with existing restricted cash. Restricted cash will be reduced as advance payments for this vessel are made to the shipyard. As of June 30, 2014, restricted cash relating to this vessel was $30.9 million. This vessel will be pledged to the Royal Bank of Scotland under our existing secured credit facility upon its delivery from the shipyard.
Our dividend policy will also impact our future liquidity position. Marshall Islands law generally prohibits the payment of dividends other than from surplus or while a company is insolvent or would be rendered insolvent by the payment of such a dividend. In addition, under the terms of our credit facility, we may only declare or pay any dividends from our free cash flow and may not do so if i) an event of default is occurring or ii) the payment of such dividend would result in an event of default. Our vessel owning subsidiaries who are party to our Secured Term Loan Facility are prohibited from paying dividends without the consent of the lender.
We anticipate that our current financial resources, together with cash generated from operations and borrowings under new credit facilities currently being negotiated with banks, or debt/equity offerings, will be sufficient to fund the operations of our current fleet, including our working capital requirements, our capital expenditure payments under our newbuilding contracts through the end of June 30, 2015. In the event we acquire any additional vessels or commission any additional newbuildings, we will rely on additional equity and debt financing alternatives.
Cash Flows
The following table summarizes our cash and cash equivalents provided by (used in) operating, financing and investing activities for the three months ended June 30, 2014:

Net cash provided by operating activities	$3,479,910
Net cash used in investing activities	(61,272,300)
Net cash provided by financing activities	153,930,747
Net increase in cash and cash equivalents	96,017,527
Operating Cash Flows.  Net cash provided by operating activities for the three months ended June 30, 2014 amounted to $3.5 million, primarily due to cash flows from operating profits.
Net cash flow from operating activities depends upon our overall profitability, the timing and amount of payments for: drydocking expenditures, any unscheduled repairs and maintenance activity, fluctuations in working capital balances, bunker costs and market rates to the extent we have vessels employed on voyage charters.
Investing Cash Flows.  Net cash used in investing activities of $61.3 million for the three months ended June 30, 2014, comprised mainly of scheduled payments to the shipyards of $61.2 million.

Financing Cash Flows.  Net cash provided by financing activities was $153.9 million for the three months ended June 30, 2014 and consisted of cash proceeds from our initial public offering, the overallotment exercise by the underwriters of our initial public offering, and a private placement of our common stock, totaling $155.8 million, offset partially by repayments of long term debt of $1.3 million and payment of financing costs of $0.6 million.
Capital Expenditures.  LPG transportation is a capital‑intensive business, requiring significant investment to maintain an efficient fleet and to stay in regulatory compliance.
We have entered into contracts for the construction of nineteen newbuilding vessels, one of which was delivered in July 2014, in our VLGC Newbuilding Program. As of September 2, 2014, our remaining contractual commitments total approximately $1.0 billion.
We are required to complete a special survey for a vessel once every five years and an intermediate survey every 2.5 years after the first special survey. Drydocking each vessel takes approximately 10‑20 days. We spend significant amounts for scheduled drydocking (including the cost of classification society surveys) for each of our vessels.
As our vessels age and our fleet expands, our drydocking expenses will increase. We estimate the current cost of a special survey to be approximately $1,000,000 and the cost of an intermediate survey to be approximately $100,000. Ongoing costs for compliance with environmental regulations are primarily included as part of our drydocking and classification society survey costs. We are not aware of any future regulatory changes or environmental laws that we expect to have a material impact on our current or future results of operations that we have not already considered. Please see "Risk Factors—Risks Relating to Our Company—We may incur substantial costs for the drydocking or replacement of our vessels as they age" in our Annual Report on Form 20-F.
Secured Term Loan Facility
For information relating to our secured term loan facility, please see Note 11 to our consolidated financial statements included in our Annual Report on Form 20-F for the period ended March 31, 2014.